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January 28, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Jeffrey Gordon

Division of Corporation Finance
100 F Street, NE
Mail Stop 4631
Washington, DC  20549

Re:	Form 10-K for the year ended December 31, 2008 Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 File No. 1-34124

Dear Mr. Gordon:

We are counsel to Ever-Glory International Group, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated January 20, 2010, relating to the above-captioned Form 10-K and Forms 10-Q.  Captions and section headings herein will correspond to those set forth in the annual report on Form 10-K and quarterly reports on Form 10-Q.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 10-K for the year ended December31, 2008

General

1、Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

Response: We have outlined in our responses to each of your comments, the revised disclosures that will be included, as appropriate in our future filings.

2、In your previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items described at the end of this comment letter as well as our comment letter dated November18, 2009. It appears that these acknowledgements were not provided with the response letter dated December 24, 2009. Please provide the requested acknowledgements in writing from management with your next response letter.

Response: The requested acknowledgements from management are attached hereto.

Item 8-Financial Statements and Supplementary Data. Page 50
Note 2-Summary of Significant Accounting Policies, page F-7

3、We have reviewed your response to prior comment 2. As we previously requested, please disclose the types of expenses that you include in the general and administrative expenses line item. In addition, since you exclude certain costs of your distribution network from cost of sales, please disclose in MD&A that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as general and administrative expenses.

Response: General and administrative expenses include administrative salaries, office expense, certain depreciation and amortization charges, repairs and maintenance, legal and professional fees and other expenses that are not directly attributable to our revenues. Costs of our distribution network that are excluded from costs of sales consist of local transportation and unloading charges, and product inspection charges, which are as previously disclosed.  The Company will expand its disclosure in the MD&A in future filings to make it clear that our gross profit amounts may not be comparable to those of certain other entities since these amounts are excluded from costs of sales.

Note 15 –Segments, page F-25

4、We have reviewed your response to prior comment 6. Please ensure that you include this disclosure within your segment footnote.

Response: We will include the following disclosure within the segment footnote in future filings:

“Only one customer, in our wholesale segment, represented more than ten percent of our total sales in 2008, accounting for approximately 29% or $27 million of total sales.”

5、We have reviewed your response to prior comment 7. Please revise your disclosure to provide the amount of assets that are attributed to the United States of America, as well as attributed to all foreign countries in total. Refer to paragraph 38 of SFAS 131.

Response: The Company will expand its disclosures in future filings relating to geographic information to include the following:

“All of the Company’s long-lived assets of $16,815,960 and $15,062,081 as of December 31, 2008 and 2007, respectively are located in the PRC.”

Form 10-Q for the period ended September 30, 2009

 6、We have reviewed your response to prior comment 11.  Please revise your financial statements in an amendment to your Form 10-Q for the quarter ended September 30, 2009 to properly account for the 840454 warrants as derivatives. Please correspondingly revise any related disclosures throughout the filing. In dong so, please also address the following:

.	Please include financial statement disclosures required by FASB ASC 250-10-45-23 and 250-10-50-7;

Response:  The Company is filing an Amendment No. 1 to Form 10-Q for the period ended September 30, 2009 concurrently with this Response Letter which includes the restated financial statements for the period then ended that reflect a decrease in net income and a decrease in basic and diluted earnings per share of $143,000 and $0.01 per share for the three months ended September 30, 2009, and $725,000 and $0.05 for the nine months ended September 30, 2009.

．Please disclose in the appropriate sections of your Form 10-Q/A the impact this restatement had on your original conclusions regarding the effectiveness of your disclosure controls and procedures as of September 30, 2009;

Response:
In Part I Item 4 of the Form 10-Q/A filed concurrently with this response letter, the Company disclosed its conclusion that the Company’s disclosure controls and procedures were not operating effectively as of September 30, 2009.

．Ensure that you include certifications that are currently dated and refer to the Form 10-Q/A; and

Response:	The certifications are currently dated and referred to the Form 10-Q/A.

．An item 4.02 Form 8-K should be filed within four business days after you conclude that any previously issued financial statements should no longer be relied upon because of an error in those financial statements. See also Question 1 of our FAQ Current Report on Form 8-K dated November 23, 2004.

Response: The Company filed the requested Form 8-K on January 26, 2010.

In addition, please also provide restated financial information for the periods ended March 31, 2009 and June 30, 2009. Restated quarterly financial information can be provided in your Form 10-K for the year ended December 31, 2009 or alternatively you may provide an amendments to your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009.

Response: The Company will provide restated financial information for the periods ended March 31, 2009 and June 30, 2009 in its Form 10-K for the year ended December 31, 2009.

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If you have any questions regarding the this Response Letter, please feel free to contact the undersigned at (212) 752 9700.

Very truly yours,

/s/ Arthur Marcus, Esq.
Arthur Marcus, Esq.

cc:           Mr. Edward Yihua Kang Chief Executive Officer
Ms. Yan Guo, Chief Finance Officer
Ever-Glory International Group, Inc.

Encl:
Requested Acknowledgements from Ms.Yan Guo, Chief Finance Officer of Ever-Glory International Group, Inc.